

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 31, 2017

Patrick Howard
President and Chief Executive Officer
T Bancshares, Inc.
16200 Dallas Parkway, Suite 190
Dallas, Texas 75248

> **Re: T Bancshares, Inc.**
> **Form PRER14A**
> **Filed January 26, 2016**
> **File No. 000-51297**

Dear Mr. Howard:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financing, page 30

1. It appears that in order to complete the merger, Parent must be able to pay shareholders of T Bancshares $32,525,000 in cash. Based on the disclosure on page 31, you have a loan commitment for $12 million, and propose to raise a further $9 to $14 million through the sale of units. Combined the total for those offerings will still leave a shortfall of up to $11.5 million. Revise the disclosure to explain how Parent, or Tectonic, plan to raise the additional funds.

2. We also note your response to comment 3 from our letter dated January 13, 2017, you argue that financing is assured because the purchasers in the proposed private placement have already executed binding contracts to purchase the units. In order for financing to be assured, the acquirer must be able to show not only that they have a commitment of funds, but also that the commitment is backed by the capacity to act on that commitment.

Please provide us with your analysis supporting your conclusion that the financing for the entire cash purchase price is assured. The proxy should similarly explain to the T Bancshares shareholders how the purchaser is assured of the ability to make the payments, in the event that the merger is completed. Alternatively, provide the financial statement disclosure contemplated by Item 14(c)(1) of Schedule 14A since the financing is not assured.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Peter G. Weinstock, Esq. (Via E-mail)